Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and analysis below are limited to the continuing operations of JinkoSolar Holding Co., Ltd. (the “Company,” “we” or “us”).

Summary Consolidated Financial and Operating Data

The summary unaudited interim consolidated financial information for the six months ended June 30, 2016 and 2017 and as of June 30, 2017 has been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the six months ended June 30, 2017 and June 30, 2016 included in this current report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial. The summary consolidated balance sheet data as of December 31, 2016 has been derived from the Company’s audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 29, 2017 (our “2016 annual report”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and "Item 5. Operating and Financial Review and Prospects" included in our 2016 annual report.

Summary Unaudited Consolidated Statements of Operations Information

	Six months ended June 30,
	2016	2017
	RMB’000	RMB’000	US$’000

Total revenues	10,947,903	13,700,891	2,020,989
Cost of revenues	(8,834,615)	(12,217,034)	(1,802,108)
Gross profit	2,113,288	1,483,857	218,881
Operating expenses	(1,275,389)	(1,341,794)	(197,925)
Income from operations	837,899	142,063	20,956
Interest expenses, net	(151,899)	(137,693)	(20,311)
Change in fair value of derivative liability	(1,109)	(16,018)	(2,363)
Subsidy income	74,615	104,229	15,375
Exchange gain / (loss)	188,535	(36,149)	(5,332)
Change in fair value of forward contracts	(42,828)	(3,235)	(477)
Change in fair value of convertible senior notes and capped call options	(79,847)	-	-
Other income / (expense), net	(377)	23,716	3,498
Investment loss	(1,640)	(194)	(29)
Income from continuing operations before income taxes	823,349	76,719	11,317
Income tax (expense) / benefit	(190,714)	30,933	4,563
Income from continuing operations, net of tax	632,635	107,652	15,880

Summary Condensed Consolidated Balance Sheet Data

	As of December 31,	As of June 30,
	2016	2017
	RMB’000	RMB’000	US$’000

Total current assets	19,695,297	20,463,526	3,018,531
Total non-current assets	6,395,343	7,608,336	1,122,290
Total assets	26,090,640	28,071,862	4,140,821
Total current liabilities	18,362,657	20,077,141	2,961,537
Total assets less current liabilities	7,727,983	7,994,721	1,179,284
Net assets	6,460,213	6,622,928	976,934
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	6,460,709	6,623,714	977,050

Summary Unaudited Statement of Cash Flows

	Six months ended June 30, 2017
	RMB’000	US$’000

Net cash used by operating activities	(65,452)	(9,655)
Net cash used in investing activities	(989,473)	(145,955)
Net cash provided by financing activities	120,658	17,798
Effect of foreign exchange rate changes on cash and cash equivalents	(36,151)	(5,332)
Net decrease in cash and cash equivalents	(970,418)	(143,144)
Cash and cash equivalents, beginning of year	2,501,418	368,979
Cash and cash equivalents, end of year	1,531,000	225,835

Operating Data

	Six months ended June 30,
	2016	2017
Sales volume:
Silicon wafers (MW)	59	274
Solar cells (MW)	42	147
Solar Modules (MW)	2,946	4,952
Average selling price (RMB):
Silicon wafers (per watt)	0.88	0.80
Solar cells (per watt)	1.36	1.27
Solar modules (per watt)	3.65	2.64

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Results of Operations

Revenues

Revenues in the six months ended June 30, 2017 were RMB13,700.9 million (US$2.0 billion), representing a 25.1% increase from RMB10,947.9 million in the same period of 2016. This increase was mainly attributable to an increase in solar module shipments, partially offset by the decline of average selling price of solar modules. Our average module selling price decreased from RMB3.65 per watt in the six months ended June 30, 2016 to RMB2.64 per watt (US$0.39 per watt) in the same period of 2017.

Gross Profit and Gross Margin

Gross profit in the six months ended June 30, 2017 was RMB1,483.9 million (US$218.9 million), representing a 29.8% decrease from RMB2,113.3 million in the same period of 2016. This decrease was mainly attributable to a decline in the average selling price of solar modules.

Gross margin was 10.8% in the six months ended June 30, 2017, compared with 19.3% in the same period of 2016. This decrease was mainly attributable to a decline in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations in the six months ended June 30, 2017 was RMB142.1 million (US$21.0 million), representing a substantial decrease from RMB837.9 million in the same period of 2016. Operating margin in the six months ended June 30, 2017 was 1.0%, compared with 7.7% in the same period of 2016. The year-over-year decrease of operating margin was mainly attributable to a decline in gross margin in the six months ended June 30, 2017.

Total operating expenses in the six months ended June 30, 2017 were RMB1,341.8 million (US$197.9 million), representing a 5.2% increase from RMB1,275.4 million in the same period of 2016. This increase was primarily due to the increase in shipping costs, which was in line with the increase in solar module shipments. This increase in total operating expenses was offset in part by the reversal of bad debt reserves and a decrease in impairment of property, plant and equipment in the six months ended June 30, 2017. Shipping costs increased by 59.0% from RMB384.0 million in the six months ended June 30, 2016 to RMB610.4 million (US$90.0 million) in the same period of 2017. The reversal of bad debt reserves amounted to RMB119.7 million (US$17.7 million) in the six months ended June 30, 2017, compared with RMB78.2 million in the same period of 2016. This increase in the reversal of bad debt reserves was primarily due to the Company’s effort to collect the long-aged accounts receivables of domestic customers during the six months ended June 30, 2017. Property, plant and equipment impairment was provided in the amount of RMB99.3 million for the six months ended June 30, 2016, which was due to the Company’s replacement of certain production equipment to improve production automation.

Total operating expenses accounted for 9.8% of total revenues in the six months ended June 30, 2017, compared to 11.6% in the same period of 2016.

Interest Expenses, Net

Net interest expenses in the six months ended June 30, 2017 were RMB137.7 million (US$20.3 million), representing a 9.4% decrease from RMB151.9 million in the same period of 2016. This decrease was primarily due to the partial repurchase of our 4.00% convertible senior notes due 2019 at the option of the noteholders. An aggregate principal amount of US$61,074,000 of the notes was tendered for repurchase, and notes in the principal amount of US$10,000 remained outstanding after such repurchase.

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Exchange Gain / (Loss), Net

The Company recorded a net exchange loss of RMB36.1 million (US$5.3 million) in the six months ended June 30, 2017, compared to a net exchange gain of RMB188.5 million in the same period of 2016. This change was primarily due to the appreciation of RMB against the US dollars in the six months ended June 30, 2017.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from Jiangxi Jinko Engineering and expenses related to charitable donations. We had net expense of RMB0.4 million in the six months ended June 30, 2016 and net income of RMB24.8 million (US$3.7 million) in the six months ended June 30, 2017.

Other income related to the guarantee service income amounted to RMB24.8 million (US$3.7 million) during the six months ended June 30, 2017. No guarantee service income was recognized during the six months ended June 30, 2016 as the guarantee service agreement was signed in the fourth quarter of 2016.

Fair Value Change in Forward Contracts

We recognized losses of RMB45.9 million and RMB3.2 million (US$0.5 million) in the six months ended June 30, 2016 and 2017, respectively. The loss in the six months ended June 30, 2016 was mainly due to depreciation of U.S. dollars against Euro and Japanese Yen.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We recognized a loss from the change in fair value of convertible senior notes and capped call option of RMB79.8 million in the six months ended June 30, 2016. The decrease of such change in fair value from the six months ended June 30, 2016 to RMB2.3 million (US$0.3 million) in the same period of 2017 was primarily due to the Company’s repurchase of most of its convertible senior notes in 2016 and the first quarter of 2017.

Income Tax (Expense) / Benefit

The Company recorded an income tax benefit of RMB30.9 million (US$4.6 million) in the six months ended June 30, 2017, compared with an income tax expense of RMB190.7 million in the same period of 2016. This change was primarily because in the six months ended June 30, 2017, the Company recorded income tax benefit of RMB39.8 million (US$5.9 million) resulting from income tax filing differences due to R&D costs deduction as approved by the local tax bureau.

Net Income and Earnings per Share

GAAP net income attributable to the Company’s ordinary shareholders from continuing operations in the six months ended June 30, 2017 was RMB107.9 million (US$15.9 million), compared with RMB632.7 million in the same period of 2016.

Basic and diluted earnings per ordinary share from continuing operations were both RMB0.84 (US$0.16) during the six months ended June 30, 2017. This translates into both basic and diluted earnings per ADS from continuing operations of RMB3.36 (US$0.64).

Liquidity and Capital Resources

As of June 30, 2017, we had RMB1,531.0 million (US$225.8 million) in cash and cash equivalents and RMB525.6 million (US$77.5 million) in restricted cash. We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB2.6 billion (US$387.4 million) as of June 30, 2017, of which RMB2.4 billion (US$348.6 million) will be due in 2018.

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As of June 30, 2017, we had total bank credit facilities available of RMB11.8 billion (US$1.7 billion) with various banks, of which RMB8.2 billion (US$1.2 billion) were drawn down and RMB3.6 billion (US$0.5 billion) were available. As of June 30, 2017, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB6.6 billion (US$1.0 billion) and long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB467.5 million (US$69.0 million). As of June 30, 2017, long-term loans in the amount of RMB396.1 million (US$58.4 million) will be due for repayment after one year, but within five years. As of the same date, we pledged property of a net book value of RMB572.6 million (US$84.5 million) to secure repayment of borrowings of RMB525.7 million (US$77.6 million). Our convertible senior notes of approximately RMB68 thousand (US$10 thousand) as of June 30, 2017 were those that we issued on January 22, 2014 and are due 2019, bearing an annual interest rate of 4.0%.

Our management believes that our current cash position as of June 30, 2017, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from September 27, 2017, the date of this current report.

Cash Flows

Net cash used in operating activities in the six months ended June 30, 2017 was RMB65.5 million (US$9.7 million), consisting primarily of (i) an increase in accounts receivables of RMB1,654.2 million (US$244.0 million) due to an increase in sales, (ii) an increase in inventory of RMB923.8 million (US$136.3 million) due to an increase of purchase, (iii) an increase in prepayment and other current assets of RMB431.4 million (US$63.6 million), and (iv) decrease in advances from customers – third parties of RMB363.0 million (US$53.5 million), partially offset by (i) an decrease in notes receivable – third parties of RMB605.0 million (US$89.2 million) due to the subsequent collection, (ii) depreciation of property, plant and equipment of RMB275.1 million (US$40.6 million), (iii) provision of inventory of RMB192.9 million (US$28.5 million), (iv) increase in accounts payables – third parties of RMB1,656.1 million (US$9.7 million) due to an increase in purchase and longer credit terms, and (v) share-based compensation charges of RMB31.2 million (US$4.6 million).

Net cash used in investing activities in the six months ended June 30, 2017 was RMB989.5 million (US$146.0 million), consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB3,296.2 million (US$486.2 million), (ii) the purchase of property, plant and equipment of RMB1,063.4 million (US$156.9 million), and (iii) purchase of short-term investments of RMB108.3 million (US$16.0 million), partially offset by cash collected from short-term investments of RMB3,461.6 million (US$510.6 million).

Net cash provided by financing activities in the six months ended June 30, 2017 was RMB120.7 million (US$17.8 million), consisting primarily of (i) borrowings of RMB10.0 billion (US$1.5 billion) and (ii) proceeds from exercise of share options of RMB22.9 million (US$3.4 million), partially offset by (i) repayment of borrowings to third parties of RMB8.9 billion (US$1.3 billion), (ii) an increase in notes payable of RMB596.9 million (US$88.0 million), (iii) repayment of convertible senior notes of RMB422.8 million (US$62.4 million), and (iv) repayment of capital lease obligation of RMB28.3 million (US$4.2 million).

We did not have any off-balance sheet arrangement as of June 30, 2017.

Recent Developments

As of June 30, 2017, the Company had an integrated annual production capacity of 6.0 GW for silicon wafer, 4.5 GW for solar cells and 7.5 GW for solar modules.

In July 2017, we issued medium term notes of RMB300,000,000 due July 2020 for working capital purposes.

In July 2017, we entered into a financial lease in the amount of RMB600,000,000 due July 2021 to support the improvement of our production efficiency.

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The following is a summary of recent developments in material anti-dumping and countervailing related reviews and investigations involving us:

-	The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the tariff rates applicable to us remained at 9.67% (for antidumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this current report, and therefore, the final tariff rates applicable to us are subject to change.

-	In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative review of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. As we were not included in this first administrative review, the tariff rates applicable to us remained at 65.36% (for antidumping) and 38.43% (for countervailing) after this review. The second administrative reviews are pending as of the date of this current report.

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In June 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigations are not country specific. They involve imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) are causing serious injury to domestic producers of CSPV products. The U.S. President makes the final decision to provide a remedy to the U.S. industry, then the CSPV cells/modules concerned will be subject to the safeguard measures to be established in the U.S. President’s final result, which may be an increase in a duty, imposition of a quota, imposition of a tariff-rate quota, trade adjustment assistance, or any combination of such actions. This investigation is pending as of the date of this current report.

-	In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). If the U.S. Trade Representative makes an affirmative determination of actionable conduct, subject to the instructions of the U.S. President, it may restraint imports from China which may affect the solar industry.

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-	In July 2016, Turkish Ministry of Economy initiated anti-dumping investigation against photovoltaic panels and modules classified in Turkish Customs Tariff Code 8541.40.90.00.14, from China. In July 2017, Turkish Ministry of Economy made the final affirmative result of this investigation, pursuant to which import into Turkey of our CSPV panels and modules under investigation from China is subject to the antidumping duty. The antidumping duty applicable to us is USD 20 per m2.

-	In July 2017, the Department of Commerce of India initiated antidumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from China main land, Taiwan and Malaysia. Such investigation is pending as of the date of this current report.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2017, which was RMB6.7793 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated herein are calculated based on Renminbi.

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